

New York Stock Exchange
11 Wall Street
New York, NY 10005

September 29 2021

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of VALENS SEMICONDUCTOR LTD., under the Exchange Act of 1934:

- Ordinary Shares, no par value per share

- Warrants, each warrant to purchase one-half of one Ordinary Share

Sincerely,